SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                       Commission File Number - 000-49950

                           NOTIFICATION OF LATE FILING


(Check  One):     [_]  Form  10-K     [_]  Form  11-K          [_]  Form  20-F
[X]  Form  10-Q       [_]  Form  N-SAR

For  Period  Ended:  June  30,  2003

[_]  Transition  Report  on  Form  10-K

[_]  Transition  Report  on  Form  20-F

[_]  Transition  Report  on  Form  11-K

[_]  Transition  Report  on  Form  10-Q

[_]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:

Read  attached  instruction  sheet  before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

PRELUDE  VENTURES,  INC.
______________________________________________________________________________
Full  Name  of  Registrant

______________________________________________________________________________
Former  Name  if  Applicable

234  -  5149  Country  Hills  Boulevard  Suite  208
______________________________________________________________________________
Address  of  Principal  Executive  Office  (Street  and  Number)

CALGARY,  A.B.,  CANADA,  T3A  5K8
______________________________________________________________________________
City,  State  and  Zip  Code


                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|     (a)  The  reasons  described in reasonable detail in Part III of this form
could  not  be  |     eliminated  without  unreasonable  effort  or  expense;
     |
[X] | (b) The subject annual report, semi-annual report, transition report on Form 10-
|     K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on
or
|     before  the  15th  calendar day following the  prescribed due date; or the subject
| quarterly report or transition report on Form 10-Q, or portion thereof will be filed
|     on or before the fifth calendar day following the prescribed due date; and
     |
     |     (c)  The  accountant's  statement  or  other exhibit required by Rule
     |     12b-25(c)  has  been  attached  if  applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


The Registrant is awaiting information from outside third parties in order to complete the Form 10-QSB.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Anthony  Sarvucci,  President     (403)  547-1575

(Name)               (Area  Code)  (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes  [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_]  Yes  [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             PRELUDE VENTURES, INC.

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August  15,  2003

By:  :  /s/  Anthony  Savucci
        ---------------------
Anthony  Sarvucci,  President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL  INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.